Exhibit 99.1

Aphria Inc. to Present at the Canaccord Genuity Cannabis Conference

LEAMINGTON, ON, May 1, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced management will present at the Canaccord Genuity Cannabis Conference on Tuesday, May 14, 2019 at 11:00 a.m. ET in New York, NY.

There will be a simultaneous, live webcast available on the Investors section of Aphria's website. The webcast will be archived for 30 days.

We Have A Good Thing Growing

About Aphria Inc.
Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

View original content to download multimedia:http://www.prnewswire.com/news-releases/aphria-inc-to-present-at-the-canaccord-genuity-cannabis-conference-300842126.html

SOURCE Aphria Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2019/01/c2735.html

%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications & Public Affairs, Aphria Inc., tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie Turner, ICR, katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 16:05e 01-MAY-19